QUARTZ MOUNTAIN ENTERS OPTION AND JOINT VENTURE AGREEMENT
WITH AMARC TO ADVANCE GALAXIE AND ZNT PROJECTS

November 7, 2012, Vancouver, BC – Quartz Mountain Resources Ltd. (“Quartz Mountain”) (TSX-V: QZM; OTC: QZMRF) announces that it has entered into a binding letter agreement (“Letter Agreement”) with Amarc Resources Ltd. (“Amarc”) to advance the Galaxie and ZNT Projects located in northern and central British Columbia (“BC”).

Under the Letter Agreement, Amarc can acquire an initial 40% ownership interest in Quartz Mountain’s 100% owned Galaxie and ZNT Projects (the “Projects”) upon making a cash payment of $1 million to Quartz Mountain and funding $1 million in exploration expenditures incurred by Quartz Mountain relating to the Galaxie Project on or before December 31, 2012. The joint venture between the parties will be managed initially by Quartz Mountain. Amarc will also have the option to acquire an additional 10% ownership interest in the Projects by funding a further $1 million in exploration expenditures in relation to the Projects on or before September 30, 2013.

The transactions contemplated by the Letter Agreement are subject to regulatory approval and it is expected that the parties will enter into a definitive agreement governing the transactions in greater detail.

Galaxie Project

The 1,300-square km Galaxie Project is located in northwestern British Columbia near the town of Dease Lake. Geologically, the project-area lies within the Stikine Terrane, which hosts a number of important copper-gold deposits such as Red Chris, Schaft Creek, Galore and the Kerr-Sulphurets-Mitchell-Snowfield.

Historical exploration, including geological, geochemical and geophysical surveys, as well as trenching and drilling, identified several copper occurrences on the Galaxie property, including the Gnat porphyry copper deposit. A historical estimate for the deposit was completed by Lytton Minerals Ltd. in 1972, comprising “Indicated Reserves” of 30,387,850 tonnes grading 0.39% Cu, including 20% dilution by wallrock grading 0.15% Cu.

The historical estimate, reported in a Canadian Stock Exchange Listing Statement in 1972, was based on 83 AQ-size drill holes completed by Lytton and others to that time. As no technical report or other documentation of reserve estimation parameters is known to exist, the reliability of the estimate cannot be assessed. There is no classification of “Indicated Reserves” under current standards and a qualified person has not done sufficient work to classify the estimate as current mineral resources or reserves. As such, Quartz Mountain is not treating the historical estimate as current.

In 2012, Quartz Mountain’s technical team carried out a geological assessment of the Gnat deposit, involving compiling and interpreting historical data that confirmed that copper mineralization in the deposit remains open to expansion, including to depth. This exercise was followed by a field program of re-logging core and implementing an Induced Polarization (“IP”) survey which have refined targets for drilling.

Quartz Mountain Resources Ltd. 15th Floor - 1040 W. Georgia Street Vancouver BC V6E 4H1 Canada T 604.684.6365 | TF 1.800.667.2114 | F 604.684.8092 quartzmountainresources.com

In addition to the Gnat deposit and other copper and/or molybdenum occurrences discovered historically at Galaxie, at least five target areas were identified by prospecting surveys carried out across the property in 2011. Quartz Mountain followed up with geological mapping, silt and soil sampling and IP ground surveys in 2012 at these highly prospective targets. Results are pending.

ZNT Project

ZNT is an early-stage project located in central British Columbia, some 15 km from the town of Smithers, BC. The 102-square km property was staked by Quartz Mountain on the basis of significant zinc and gold values in regional till samples, as well as copper and silver mineral occurrences as reported by Geoscience BC and the provincial government surveys, respectively. Quartz Mountain’s technical team believes that the project has promising exploration potential. Initial surveys, including geological mapping, soil sampling and IP have been done and additional ground work is planned.

Planned Program

Financing in late 2011 enabled Quartz Mountain to acquire and advance ground surveys at the Buck, Karma and ZNT Projects in central BC and the Galaxie Project in northwestern BC. Through the Letter Agreement with Amarc, Quartz Mountain plans to prioritize and then initiate follow up on these programs, beginning with focused drilling at the Gnat deposit, starting shortly. Both Quartz Mountain and Amarc are Vancouver-based exploration companies associated with Hunter Dickinson Inc. (HDI), a diversified, global mining group with more than 25 years of mineral development success. Quartz Mountain and Amarc have certain directors in common and are, accordingly, considered by the TSX Venture Exchange to be Non-Arm’s Length Parties. Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed the content of this release.

For further details, please visit Quartz Mountain's website at www.quartzmountainresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

On behalf of the Board of Directors
Ron Thiessen
President and CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although Quartz Mountain believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploration and exploitation successes, continuity of mineralization, uncertainties related to the ability to obtain necessary regulatory approvals, permits, licenses and title and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information, investors should review Quartz Mountain's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

Quartz Mountain Resources Ltd. 15th Floor - 1040 W. Georgia Street Vancouver BC V6E 4H1 Canada T 604.684.6365 | TF 1.800.667.2114 | F 604.684.8092 quartzmountainresources.com